STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings



**OFFICE OF THE
SECRETARY OF STATE**

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Jacque LeTarte
21050 Centre Pointe Parkway
Santa Clarita, CA 91350, USA

Work Order #: W2021102801644
October 28, 2021
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 14513

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Articles of Incorporation-For-Profit	Fees	20211854251	10/28/2021 1:19:18 PM	InternalReview	1	$650.00	$650.00
Initial List	Fees	20211854253	10/28/2021 1:19:18 PM	InternalReview	1	$150.00	$150.00
Initial List	Business License Fee	20211854253	10/28/2021 1:19:18 PM	InternalReview	1	$500.00	$500.00
Total							$1300.00

Payments

Type	Description	Payment Status	Amount
Credit Card	6354523468816676303258	Success	$1300.00
Total			$1300.00

Credit Balance: $0.00

Jacque LeTarte
21050 Centre Pointe Parkway
Santa Clarita, CA 91350, USA

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Jacque LeTarte
21050 Centre Pointe Parkway
Santa Clarita, CA 91350, USA

Work Order #: W2021102801644
October 28, 2021
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 14513

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Articles of Incorporation-For-Profit	Fees	20211854251	10/28/2021 1:19:18 PM	InternalReview	1	$650.00	$650.00
Initial List	Fees	20211854253	10/28/2021 1:19:18 PM	InternalReview	1	$150.00	$150.00
Initial List	Business License Fee	20211854253	10/28/2021 1:19:18 PM	InternalReview	1	$500.00	$500.00
Total							$1300.00

Payments

Type	Description	Payment Status	Amount
Credit Card	6354523468816676303258	Success	$1300.00
Total			$1300.00

Credit Balance: $0.00

Jacque LeTarte
21050 Centre Pointe Parkway
Santa Clarita, CA 91350, USA

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

10/28/2021

Work Order Item Number:	W2021102801644 - 1679880
Filing Number:	20211854251
Filing Type:	Articles of Incorporation-For-Profit
Filing Date/Time:	10/28/2021 13:19:18 PM
Filing Page(s):	3

Indexed Entity Information:

Entity ID: E18542522021-3   **Entity Name:** WeSave Inc

Entity Status: Active   **Expiration Date:** None

Non-Commercial Registered Agent

Registered Agents Inc

401 Ryland Street Suite 200-A, Reno, NV 89502, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State



BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

10/28/2021

Work Order Item Number:	W2021102801644 - 1679881
Filing Number:	20211854253
Filing Type:	Initial List
Filing Date/Time:	10/28/2021 13:19:18 PM
Filing Page(s):	2

Indexed Entity Information:

Entity ID: E18542522021-3 **Entity Name:** WeSave Inc

Entity Status: Active **Expiration Date:** None

Non-Commercial Registered Agent
Registered Agents Inc
401 Ryland Street Suite 200-A, Reno, NV 89502, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

BARBARA K. CEGAVSKE
Secretary of State

Commercial Recording Division
202 N. Carson Street

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
     www.nvsilverflume.gov



Filed in the Office of	Business Number **E18542522021-3**
Barbara K. Cegavske Secretary of State State Of Nevada	Filing Number **20211854251**
	Filed On **10/28/2021 13:19:18 PM**
	Number of Pages **3**

Formation - Profit Corporation

☑ NRS 78 - Articles of Incorporation Profit
Corporation

☐ NRS 80 - Foreign Corporation

☐ NRS 89 - Articles of Incorporation
Professional Corporation

☐ 78A Formation - Close Corporation

(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	**WeSave Inc**
2. Registered Agent for Service of Process: (Check only one box)	☐ Commercial Registered Agent (name only below) ☑ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below) **Registered Agents Inc** Name of Registered Agent **OR** Title of Office or Position with Entity **401 Ryland Street Suite 200-A** **Reno** Nevada **89502** Street Address City Zip Code Nevada Mailing Address (If different from street address) City Zip Code
2a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.* **X Registered Agents Inc.** **10/27/2021** **Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity** **Date**
3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)	This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☑ No
4. Names and Addresses of the Board of Directors/ Trustees or Stockholders (NRS 78: Board of Directors/ Trustees is required. NRS 78a: Required if the Close Corporation is governed by a board of directors. NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)	1) **Richard G Stewart Jr.** Name **24254 Main Street** **Newhall** **CA** **91321** Address City State Zip Code 2) **Richard G Stewart Jr.** Name **24254 Main Street** **Newhall** **CA** **91321** Address City State Zip Code 3) **Kevin Rishell** Name **24254 Main Street** **Newhall** **CA** **91321** Address City State Zip Code
5. Jurisdiction of Incorporation: (NRS 80 only)	**5a.** Jurisdiction of incorporation: **5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
　　www.nvsilverflume.gov

Formation -
profit Corporation
Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	**Yes** ☐

7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	

8. Authorized Shares: (Number of shares corporation is authorized to issue)

Number of common shares with Par value: 0 　　Par value: $ 0

Number of preferred shares with Par value: 0 　　Par value: $ 0

Number of shares with no par value: **1500000**

If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80.
Name, Address and Signature of the Incorporator for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

Richard G Stewart Jr	United States
Name	Country

24254 Main Street	Newhall	CA	91321
Address	City	State	Zip/Postal Code

X　**Richard G Stewart Jr** 　　　　　　(attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number
Barbara K. Cegavske	**E18542522021-3**
	Filing Number
	20211854251
Secretary of State	Filed On
State Of Nevada	**10/28/2021 13:19:18 PM**
	Number of Pages
	3

Registered Agent Acceptance/Statement of Change

(PURSUANT TO NRS 77.310, 77.340, 77.350, 77.380)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of represented entity: WeSave Inc. Entity or Nevada Business Identification Number (NVID): (for entities currently on file)
2. Registered Agent Acceptance:	☐ Registered Agent Acceptance
3. Information Being Changed:	Statement of Change takes the following effect: (select only one) ☐ Appoints New Agent (complete section 5) ☐ Update Represented Entity Acting as Registered Agent (complete sections 5) ☐ Update Registered Agent Name (complete sections 4 & 5) ☐ Update Registered Agent Address (complete sections 4 & 5)
4. Registered Agent Information Before the Change: (Non-commercial registered agents **ONLY**)	Name of Registered Agent **OR** Title of Office or Position with Entity Street Address _____ City _____ Nevada _____ Zip Code Mailing Address (if different from street address) _____ City _____ Nevada _____ Zip Code
5. Newly Appointed Registered Agent or Registered Agent Information After the Change:	☐ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title or position and address below) Registered Agents Inc. Name of Registered Agent **OR** Title of Office or Position within Entity 401 Ryland St. STE 200-A _____ Reno _____ Nevada 89502 Street Address _____ City _____ Zip Code 401 Ryland St. STE 200-A _____ Reno _____ Nevada 89502 Mailing Address (if different from street address) _____ City _____ Zip Code
6. Electronic Notification: (Optional)	Email address for electronic notifications for "Non-Commercial" or "Office or Positions with Entity" registered agents only:
7. Certificate of Acceptance of Appointment of Registered Agent: (Required)	*I hereby accept appointment as Registered Agent for the above named Entity.* X _Bill Haune_ _____ 10/28/2021 **Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity** Date
8. Signature of Represented Entity: (Required)	X _____ **Authorized Signature On Behalf of the Entity** Date

FEE: $60.00
This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application

Initial List Of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

WeSave Inc

NAME OF ENTITY

TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

**IMPORTANT:** _Read instructions before completing and returning this form._

Please indicate the entity type (check only one):

☑ Corporation

☐ This corporation is publicly traded, the Central Index Key number is:

Filed in the Office of	Business Number **E18542522021-3**
Barbara K. Cegavske	Filing Number **20211854253**
	Filed On **10/28/2021 13:19:18 PM**
Secretary of State State Of Nevada	Number of Pages **2**

☐ Nonprofit Corporation (see nonprofit sections below)

☐ Limited-Liability Company

☐ Limited Partnership

☐ Limited-Liability Partnership

☐ Limited-Liability Limited Partnership (if formed at the same time as the Limited Partnership)

☐ Business Trust

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

CHECK ONLY IF APPLICABLE

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.
☐ 001 - Governmental Entity
☐ 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number

---

For nonprofit entities formed under NRS chapter 80: entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming and exemption under 501(c) designation must indicate by checking box below.

☐ Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee.
Exemption Code 002

For nonprofit entities formed under NRS Chapter 81: entities which are Unit-owners' association or Religious, Charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C $ 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

☐ Unit-owners' Association   ☐ Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. $501(c)

For nonprofit entities formed under NRS Chapter 82 and 80: Charitable Solicitation Information - check applicable box

Does the Organization intend to solicit charitable or tax deductible contributions?

☐ No - no additional form is required

☐ Yes - the *Charitable Solicitation Registration Statement* is required.

☐ The Organization claims exemption pursuant to NRS 82A 210 - the *Exemption From Charitable Solicitation Registration Statement* is required

Failure to include the required statement form will result in rejection of the filing and could result in late fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
          www.nvsilverflume.gov

Initial List and State Business License Application - Continued

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE <u>PRESIDENT</u>:

Richard G Stewart Jr.		**USA**	
Name		Country	

24254 Main Street	**Newhall**	**CA**	**91321**
Address	City	State	Zip/Postal Code

CORPORATION, INDICATE THE <u>SECRETARY</u>:

Richard G Stewart Jr.		**USA**	
Name		Country	

24254 Main Street	**Newhall**	**CA**	**91321**
Address	City	State	Zip/Postal Code

CORPORATION, INDICATE THE <u>TREASURER</u>:

Kevin Rishell		**USA**	
Name		Country	

24254 Main Street	**Newhall**	**CA**	**91321**
Address	City	State	Zip/Postal Code

None of the officers and directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the office of the Secretary of State.

X   Richard G Stewart
_____
Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer *FORM WILL BE RETURNED IF*
UNSIGNED

President	**10/27/2021**
Title	Date





SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **WeSave Inc** did, on 10/28/2021, file in this office the original Articles of Incorporation-For-Profit that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 10/28/2021.

BARBARA K. CEGAVSKE
Secretary of State

Certificate
Number: B202110282108123

You may verify this certificate online at http://www.nvsos.gov



SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

WeSave Inc

Nevada Business Identification # NV20212265172
Expiration Date: 10/31/2022

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.

License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 10/28/2021.



Certificate Number: B202110282108125
You may verify this certificate
online at http://www.nvsos.gov

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

ARTICLES OF INCORPORATION OF WESAVE, INC.

(Pursuant to the provisions of Nevada Revised Statutes 78.390 and 78.403)

WeSave, Inc., a corporation organized and existing under and by virtue of the provisions of the Revised Statutes of the State of Nevada, as amended (the "**Nevada Revised Statutes**"),

DOES HEREBY CERTIFY:

1.	That the name of this corporation is WeSave, Inc., and that this corporation was originally incorporated pursuant to the Nevada Revised Statutes on October 28, 2021, under the name WeSave, Inc.

2.	That the Board of Directors of the Corporation (the "**Board**") in the best interests of this corporation and its stockholders, does hereby authorize the appropriate officers of this corporation to solicit the consent of the stockholders as follows:

RESOLVED, that the Articles of Incorporation of this corporation be adopted in its entirety to read as follows:

FIRST: The name of this corporation is WeSave, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation is 401 Ryland Street, Ste. 200-A, Reno, Nevada 89502. The name of its registered agent at such address is Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes.

FOURTH: The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,500,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**").

FIFTH: Subject to any additional vote or approval required by these Articles of Incorporation, Bylaws, or separate agreement, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: The number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Nevada, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Nevada at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Nevada Revised Statutes or any other law of the State of Nevada is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes as so amended. Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of a written agreement by the Indemnified Person to repay all amounts advanced if it is ultimately determined that the Indemnified Person is not entitled to be indemnified if fraud or similar finding is made against the Indemnified Person by a court of competent jurisdiction.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a

director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees, or agents shall be made in such manner as is determined by the Board in its sole discretion.

5.   <u>Advancement of Expenses of Employees and Agents</u>. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board.

6.   <u>Non-Exclusivity of Rights</u>. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of these Amended and Restated Articles of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7.   <u>Other Indemnification</u>. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.   <u>Insurance</u>. The Board may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance (a) to indemnify the Corporation for any obligation that it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth, and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9.   <u>Amendment or Repeal</u>. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: Except as may be otherwise set forth in a written agreement between the Corporation and the applicable director, the Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by, or that otherwise comes into the possession of any director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in these Amended and Restated Articles of Incorporation, the affirmative vote of at least ninety-five percent (95%) of the then outstanding shares of Common Stock will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, any court in the State of Nevada shall be the forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Nevada Revised Statutes or the Corporation's articles of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which any court in the State of Nevada determines that there is an indispensable party not subject to the jurisdiction of courts in the State of Nevada (and the indispensable party does not consent to the personal jurisdiction of courts in the State of Nevada within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the courts of the State of Nevada, or for which the courts of the State of Nevada do not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing Articles of Incorporation were approved by the holders of the requisite number of shares of this Corporation in accordance with Section 78.390 of the Nevada Revised Statutes.

4. That these Articles of Incorporation have been duly adopted in accordance with Sections 78.390 and 78.403 of the Nevada Revised Statutes.

IN WITNESS WHEREOF, these Articles of Incorporation have been executed by a duly authorized officer of this Corporation on this 1st day of November 2021.

By:
Richard G. Stewart, Jr. – President